                                 SUPPLEMENT TO
                     AMENDED AND RESTATED OFFER TO PURCHASE

                                    (AIMCO)

                             AIMCO PROPERTIES, L.P.
      is offering to purchase up to 13,363.92 limited partnership units in

                       DAVIDSON INCOME REAL ESTATE, L.P.
                          FOR $60.26 PER UNIT IN CASH

     On February 16, 2005, we commenced an offer to purchase up to 13,363.92 limited partnership units of Davidson Income Real Estate, L.P. upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal dated as of that date, which have been subsequently amended and restated by the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal, each dated as of June 6, 2005 (which, together with any supplements or amendments, including this Supplement and the Amended and Restated Offer to Purchase and the related Amended and Restated Letter of Transmittal, collectively constitute the "Offer").

     THE PURPOSE OF THIS SUPPLEMENT IS TO SUPPLEMENT AND AMEND THE INFORMATION CONTAINED IN THE AMENDED AND RESTATED OFFER TO PURCHASE PREVIOUSLY MAILED TO YOU. WE URGE YOU TO READ THE INFORMATION IN THIS SUPPLEMENT AND THE OFFER CAREFULLY FOR A DESCRIPTION OF OUR OFFER. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE AMENDED AND RESTATED OFFER TO PURCHASE PREVIOUSLY MAILED TO YOU FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER.

     Upon the terms and subject to the conditions set forth in the Offer, we will accept up to 13,363.92 units validly tendered in response to our offer. Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in capital and profits of your partnership to be transferred within such 12-month period. Prior to expiration of the offer, the general partner of your partnership will notify us of the number of units transferred during the preceding 12 months. If units are tendered and not withdrawn that would otherwise cause such a transfer, we will accept for payment and pay for the maximum number of units validly tendered that would not violate the terms of your partnership agreement, and the number of units accepted from each tendering unitholder will be prorated according to the number of units so tendered, with appropriate adjustments to avoid purchases of fractional units. See "THE OFFER -- Section 2. Acceptance for Payment and Payment for Units" in the Amended and Restated Offer to Purchase previously mailed to you.

     Our offer and your withdrawal rights will expire at midnight, New York City time, on July 12, 2005, unless we extend the deadline.

     If you desire to tender any of your units in response to our offer, you should complete and sign the Amended and Restated Letter of Transmittal that was previously mailed to you in accordance with its instructions and mail and deliver it and any other required documents to the Altman Group, Inc., which is acting as the Information Agent in connection with our offer. If you have already tendered your units, you need not take any further action to continue to tender your units. If you have already tendered your units and would like to withdraw any of your tendered units, you must comply with the requirements for exercising your withdrawal rights as set forth in the Amended and Restated Offer to Purchase.

     THE GENERAL PARTNER DOES NOT MAKE ANY RECOMMENDATION REGARDING WHETHER YOU SHOULD ACCEPT OUR OFFER. YOU ARE ENCOURAGED TO CAREFULLY REVIEW THIS SUPPLEMENT, THE AMENDED AND RESTATED OFFER TO PURCHASE, THE AMENDED AND RESTATED LETTER OF TRANSMITTAL, AND ANY OTHER INFORMATION AVAILABLE TO YOU AND TO SEEK THE ADVICE OF YOUR INDEPENDENT LAWYER, TAX ADVISOR AND/OR FINANCIAL ADVISOR WITH RESPECT TO YOUR PARTICULAR CIRCUMSTANCES BEFORE DECIDING WHETHER OR NOT TO ACCEPT OUR OFFER.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  July 7, 2005

VALUATION OF UNITS

     General. As disclosed in the Amended and Restated Offer to Purchase, under the section entitled "SPECIAL FACTORS -- Valuation of Units," we initially determined our offer price by calculating a net equity value per unit, which is equal to the amount that would be distributed to limited partners in the event of a hypothetical winding up of the partnership, assuming that all of the partnership's properties are sold at prices equal to our estimate of their gross property values. The gross property value is directly comparable to the gross sale price if a property were sold. Ordinarily, when a property is sold, the terms of the mortgage on the property require that the outstanding balance be repaid, together with a prepayment penalty. As a result, in calculating net equity value, we deduct our estimate of such prepayment penalties from the gross property value to arrive at a net property value.

     After calculating a net property value for each property owned by the partnership, we add the net property values of all properties to arrive at an aggregate net property value for the partnership. We then (i) add our estimate of the value of all other assets of the partnership, and (ii) deduct the amount of all liabilities of the partnership, including the mortgage debt (but not the prepayment penalty which was deducted from the gross property value to produce the net property value). The result is what we refer to as the net equity value of the partnership. We then allocate a portion of the net equity value of the entire partnership to the limited partners, which represents the percentage allocable to the limited partners under the partnership agreement, and divide this by the number of outstanding limited partnership units to determine a net equity value per unit. In our Amended and Restated Offer to Purchase, dated June 6, 2005, we calculated a net equity value for your partnership of $60.26 per unit, which is our offer price.

POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER

     As indicated in our Amended and Restated Offer to Purchase, in "SPECIAL FACTORS -- Position of the General Partner of Your Partnership With Respect to the Offer -- Factors Not in Favor of Fairness Determination," our estimates of the gross property values for Covington Pointe Apartments and Lakeside Apartments are approximately 67% and 74%, respectively, of the appraised values determined by CBRE in May 2003 and April 2003, respectively, for the lenders in connection with our refinancing of the indebtedness encumbering those properties. The general partner believes that our offer price is fair despite the fact that CBRE's 2003 appraised values for those properties are higher than our estimates of their gross property values. CBRE's 2003 appraised values of your partnership's properties were based on information available to CBRE at that time, and no assurance can be given that the same conditions currently exist. The general partner believes that our valuation method provides a reasonably fair method to determine the offer price. In addition, the general partner believes that it is not uncommon for real estate appraisals to overstate property values. For example, AAA, which was retained to provide an appraisal in 2003, determined a final "as is" market value of $8,200,000 in 2003 for a property owned by another partnership in which we control the general partner and have made tender offers. However, in marketing the property for sale recently, the general partner of that partnership found that the highest price a prospective purchaser was willing to pay was only $6,550,000. The general partner believes that an appraisal obtained by a lender in connection with a financing transaction is more likely to overstate property values because of the conflict of interest inherent in the appraiser's role in these situations. On one hand, it is asked to value the property fairly so that the lender can be comfortable that the loan does not exceed a specified percentage of the property value. On the other hand, the appraiser often feels pressured to overstate property values so that its client, the lender, can complete the transaction and earn fees and income from the loan.

THE SETTLEMENT OF THE NUANES AND HELLER COMPLAINTS

     As disclosed in the Amended and Restated Offer to Purchase, under the section entitled "THE OFFER -- Section 6. The Lawsuit and the Settlement -- The Settlement of the Nuanes and Heller Complaints," on April 28, 2005, an objector filed a petition for review with the California Supreme Court in connection with the opinion vacating the order approving the settlement of the Nuanes and Heller complaints and remanding for further findings. On May 18, 2005, AIMCO filed an answer to the objector's petition.

     On June 10, 2005, the California Supreme Court denied the objector's petition for review, and on June 21, 2005, the Court of Appeals sent the matter back to the trial court. The parties intend to ask the trial court to make further findings in connection with the settlement consistent with the Court of Appeals' remand order. The Court of Appeals is also scheduled to hear oral argument in the Heller appeal on July 27, 2005.

                                    *  *  *

     QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS SUPPLEMENT, THE AMENDED AND RESTATED OFFER TO PURCHASE OR THE AMENDED AND RESTATED LETTER OF TRANSMITTAL, OR FOR A COMPLETE COPY OF AN APPRAISAL OF ANY OF YOUR PARTNERSHIP'S PROPERTIES, MAY BE DIRECTED TO THE INFORMATION AGENT AT (800) 467-0821.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             THE ALTMAN GROUP, INC.

             By Mail:                    By Overnight Courier:                     By Hand:
     1275 Valley Brook Avenue           1275 Valley Brook Avenue           1275 Valley Brook Avenue
       Lyndhurst, NJ 07071                Lyndhurst, NJ 07071                Lyndhurst, NJ 07071

                         For information, please call:
                           TOLL FREE: (800) 467-0821

                                        3